1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 30, 2005
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration
Statement on Form F-3 (File No. 333-114857) as amended to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities
Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of June 30, 2005 and
December 31, 2004 and for each of the six month periods ended June 30, 2005 and
2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Six months ended June 30,
2005
(unaudited)
2004
(unaudited)
(As restated)
(1)
(in US Dollars, millions, except for share data)
Sales and other income
1,263 902
Product sales 1,241 880
Interest, dividends and other 22 22
Cost and expenses
1,222 900
Production costs 790 545
Exploration costs 22 20
Related party transactions 21 17
General and administrative 37 24
Royalties 20 8
Market development costs 7 7
Depreciation, depletion and amortization 282 182
Impairment of assets (see note F) 7 1
Interest expense 39 32
Accretion expense 1 3
Employment severance costs 7 5
Profit on sale of assets (see note G) - (4)
Non-hedge derivative (gains)/loss (11) 60
Income before income tax provision
41 2
Deferred income and mining tax benefit 15 15
Minority interest (11)                                   (9)
Equity income in affiliates 19 13
Income from continuing operations
64 21
Discontinued operations (see note H) (33) (8)
Income before cumulative effect of accounting change
31 13
Cumulative effect of accounting change (see note I) (22) -
Net income – applicable to common stockholders
9 13
Basic earnings per common share : (cents)
From continuing operations
24 9
Discontinued operations
(12)                                    (4)
Before cumulative effect of accounting change
12 5
Cumulative effect of accounting change
(8)                                      -
Net income – applicable to common stockholders
4 5
Diluted earnings per common share : (cents)
From continuing operations
24 9
Discontinued operations
(12)                                    (4)
Before cumulative effect of accounting change
12 5
Cumulative effect of accounting change
(8)                                      -
Net income – applicable to common stockholders
4 5
Weighted average number of common shares used in computation
264,522,557 238,129,583
Dividend per common share (cents)
30 50
(1)
See note A.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At June 30,
2005
(unaudited)
At December 31,
2004
(in US Dollars, millions)
Assets
Current assets
1,270 1,415
Cash and cash equivalents 259 299
Receivables 699 743
Trade 54 30
Derivatives 457 491
Value added taxes 34 29
Other 154 193
Inventories (see note B) 278 268
Materials on the leach pad (see note B) 34 105
Property, plant and equipment, net (see note C)
4,732 4,992
Acquired properties, net
1,514 1,654
Goodwill and other intangibles, net
583 591
Derivatives
60 187
Materials on the leach pad (see note B)
109 22
Other long-term assets (see note E)
533 516
Assets held for sale
15 19
Total assets
8,816 9,396
Liabilities and Stockholders' equity
Current liabilities
1,222 1,465
Accounts payable and other current liabilities 431 479
Derivatives 568 606
Short-term debt (see note D) 162 315
Income and mining tax payable 61 65
Long-term debt (see note D)
1,645 1,371
Derivatives
558 734
Deferred income and mining tax
1,354 1,518
Provision for environmental rehabilitation (see note E)
223 209
Other accrued liabilities
16 14
Provision for pension and other post-retirement medical benefits
162 173
Liabilities held for sale
5 7
Minority interest
61 59
Commitments and contingencies
Stockholders’ equity
3,570 3,846
Common stock
Stock issued 2005 – 264,611,494 (2004 – 264,462,894) 10 10
Additional paid in capital 4,964 4,961
Accumulated deficit (773) (702)
Accumulated other comprehensive income (see note M) (631) (423)
Total liabilities and stockholders' equity
8,816 9,396

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Six months ended June 30,
2005
(unaudited)
2004
(unaudited)
(As restated)
(1)
(in US Dollars, millions)
Net cash provided by operating activities
244 173
Income before cumulative effect of accounting change 31 13
Reconciled to net cash provided by operations:
Profit on sale of assets - (4)
Depreciation, depletion and amortization 282 182
Deferred stripping costs 4 (15)
Impairment of assets 7 1
Deferred income and mining tax (20) (32)
Movement in non-hedge derivatives 18 90
Equity income in affiliates (19) (13)
Dividends received from affiliates 15 7
Other non cash items 11 5
Net decrease in provision for environmental
rehabilitation and pension and other post-retirement medical
benefits (12)                                 (5)
Effect of changes in operating working capital items:
Receivables (7)                               (42)
Inventories (34)                               (11)
Accounts payable and other current liabilities (32) (3)
Net cash used in investing activities
(392)                             (340)
Increase in non-current investments (15) -
Additions to property, plant and equipment (304) (230)
Proceeds on sale of mining assets - 5
Cash outflows from hedge restructuring (69) -
Cash paid as part of acquisition - (126)
Net loans (advanced)/repaid (4) 11
Net cash generated in financing activities
113 221
Payments of short-term debt (274) (678)
Issuance of stock 3 2
Share issue expenses - -
Proceeds of long-term debt 471 1,019
Dividends paid (87)                             (122)
Net (decrease)/increase in cash and cash equivalents
(35)                                 54
Effect of exchange rate changes on cash
(5)                                    9
Cash and cash equivalents – January 1,
299 479
Cash and cash equivalents – June 30,
259 542
(1)
See note A.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US
GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending
December 31, 2005.
On July 30, 2004, the Company furnished on Form 6-K to the United States Securities and
Exchange Commission (“SEC”), unaudited condensed consolidated financial information as of
June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with
U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.
To correct certain matters identified on the Form 6-K described above, the Company restated its unaudited condensed consolidated balance sheets as of June 30, 2004 and December 31, 2003, the unaudited condensed income statements for the six months ended June 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the six months ended
June 30, 2004 and 2003. The Company has also restated the notes to its unaudited condensed consolidated financial statements and revised its related management’s discussion and analysis of financial condition and results of operations, where necessary, to reflect these adjustments, on
Form 6-K/A furnished to the SEC on July 14, 2005.
Certain amounts for the six months ended June 30, 2004 have been reclassified to conform with the current period presentation as follows:
The Company has reclassified the income statement results for the Ergo reclamation surface operation from the historical presentation to discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. Refer to note H.
The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2004.
Note B. Inventories
At June 30,
2005
At December 31,
2004
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Gold in process
197
179
Gold on hand
10
15
Ore stockpiles
69
52
Uranium oxide and sulfuric acid
12
23
Supplies
133
126
421
395
Less: Heap leach inventory
(1)
(143)                           (127)
278
268
(1)
Long-term and short-term portions relating to heap leach inventory classified separate, as materials on the leach pad.
Note C. Deferred stripping costs
At June 30,
2005
At December 31,
2004
(unaudited)
(in US Dollars, millions)
Movements in the deferred stripping costs balance were as follows:
Opening balance
69
37
Net amount (amortized)/deferred
(4)                               28
Translation
5
4
Closing balance
70
69
Deferred stripping costs are classified as a component of Property, plant and equipment.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…continued
Prepared in accordance with US GAAP
Note D. Long-term debt
The Company entered into a new three-year $700 million syndicated facility in January 2005 with an interest charge of LIBOR plus 0.4 percent per annum. The loan is repayable in January 2008 and is US dollar-based. The amount drawn under this facility was $335 million as at June 30, 2005. On February
4, 2005, the Company repaid the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million.
Note E. Provision for environmental rehabilitation
Long-term environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
The following is a reconciliation of the total liabilities for reclamation and remediation obligations:
millions)
Balance as at December 31, 2004
209
Additions to liabilities
10
Liabilities settled
(3)
Accretion expense
1
Revisions
20
Translation
(14)
Balance as at June 30, 2005
223
Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. As at June 30, 2005 and December 31, 2004 the monies held in this trust amounted to $70 million and $78 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at June 30, 2005.
Note F. Impairment of assets
In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and
TauTona in South Africa. An impairment of $1 million was recorded in the six months ended June 30,
2004 relating to mining assets and mineral rights in Australia.
Note G. Profit on sale of assets
The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in
Australia to Tanami Gold NL. No profit on sale of assets was recorded in the six months ended
June 30, 2005.
Note H. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on
March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The Company has reclassified the income statement results from the historical presentation to loss from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the six months ended June 30, 2005 and 2004, are summarized as follows:
Six months ended June 30,
2005                        2004
(unaudited)               (unaudited)
(in US Dollars, millions, except for
share data)
Per
share
(1)
(cents)
Per
share
(1)
(cents)
Revenue
16
6
46
19
Costs and expenses
(64)            (24)
(54)             (23)
Pre-tax loss
(48)            (18)
(8)              (4)
Deferred income and mining tax
15
6
-
-
Net loss attributable to discontinued operations
(33)
(12)
(8)
(4)
(1)
Per basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for the six months ended June 30, 2005 and 2004 did not assume the effect of
15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…continued
Prepared in accordance with US GAAP
Note I. Accounting change
During the second quarter of 2005, the Company changed its accounting policy, retroactive to
January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan.
This change was made as the Company believes that elimination of the pension corridor, as allowed by SFAS87 will result in more accurate financial information.
The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income and stockholders’ equity by $22 million (net of deferred income and mining tax of $11 million).
The results for the six months ended June 30, 2004 on an historical basis, do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, 2004, the historical income/(loss) from continuing operations, net income/(loss) and related per share amounts would have been changed to the adjusted amounts indicated below:
Six months ended June 30, 2004
(unaudited)
(in US Dollars, millions, except for share data)
Income/(loss)
from
continuing
operations
Per
share
(1)
(cents)
Net
income/
(loss)
Per
share
(1)
(cents)
As reported – historical basis
21
9
13
5
Impact on earnings net of tax
(18)               (8)
(18)               (8)
Adjusted
3
1
(5)
(3)
(1)
Per basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
Note J. Stock-based compensation plans
The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting
Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the
BSP and LTIP and the discontinuation of the current share incentive scheme. Options which have been granted under the current share incentive scheme will remain subject to the conditions under which they were originally granted. Grants under BSP and LTIP commenced in 2005.
Participants in the BSP will receive an annual bonus, part of which is to be paid in cash and part in shares, subject to certain performance criteria being met. The share element vests after three years, provided that the participant is still in the Company’s employment at that time.
Awards in respect of the LTIP will be made to the most senior executives and managers in the
Company. The scheme will reward participants through the granting of shares for the achievement of performance criteria over a three-year period, whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.
As at June 30, 2005, the Company has two types of stock-based employee compensation plans, consisting of time-based awards and the performance related awards. During the six months ended
June 30, 2005 and 2004 the Company recognized a compensation expense of $0.1 million and
$nil million, respectively, related to time-based awards.
No compensation expense was recognized as of June 30, 2005 related to the performance awards under APB No. 25, as the exercise price was greater than or equal to the fair market value at the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…continued
Prepared in accordance with US GAAP
Note J. Stock-based compensation plans (continued)
Six months ended June 30,
2005
2004
(unaudited)             (unaudited)
(in US Dollars, millions)
Net income, as reported
9
13
Deduct: Variable compensation awards credit as calculated under APB No. 25
-
(4)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
(3)
(6)
Pro forma net income
6
3
Earnings per share (cents)
Basic – as reported
4
5
Basic – pro forma
2
1
Diluted
(1)
– as reported
4
5
Diluted
(1)
– pro forma
2
1
(1)
The calculation of diluted earnings per common share for the six months ended June 30, 2005 and
2004 did not assume the effect of 15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
Six months ended June 30,
Note K. Segment information
2005                         2004
(unaudited)                 (unaudited)
(in US Dollars, millions)
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues by area
South Africa
584
554
Argentina
44
36
Australia
122
78
Brazil
91
76
Ghana
(1)
155
54
Guinea
(1)
61
1
Mali
113
80
Namibia
16
13
USA
51
51
Tanzania
(2)
136
77
Zimbabwe
(1)
-
2
Other, including Corporate and Non-gold producing subsidiaries
3
2
Total revenues
1,376
1,024
Less: Equity method investments included above
(113)
(122)
Total consolidated
1,263
902
(1)
Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Note K. Segment information (continued)
Six months ended June 30,
2005
2004
(unaudited)                          (unaudited)
(in US Dollars, millions)
Segment income before deferred income and mining tax
South Africa
26
51
Argentina
15
1
Australia
33
25
Brazil
39
37
Ghana
(1)
(18)                                       1
Guinea
(1)
8
(1)
Mali
18
5
Namibia
-
2
USA
(7)                                        -
Tanzania
(2)
3
10
Zimbabwe
(1)
-
-
Other, including Corporate and Non-gold producing subsidiaries
(2)
(5)
Total segment income
115
126
(1)
Operations acquired as part of the Business Combination between AngloGold and
Ashanti effective April 26, 2004.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from
Geita is included for the period ended April 26, 2004.
Six months ended June 30,
2005                                     2004
(unaudited)                            (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net income
Segment total
115
126
Exploration costs
(22)                                     (20)
General and administrative expenses
(37)
(24)
Market development costs
(7)                                      (7)
Non-hedge derivative gains/(loss)
11
(60)
Deferred income and mining tax benefit
15
15
Discontinued operations
(33)                                      (8)
Minority interest
(11)                                      (9)
Cumulative effect of accounting change
(22)
-
Net income
9
13
At June 30,
2005
At December 31,
2004
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
2,798
3,431
Argentina
263
260
Australia
690
711
Brazil
357
340
Ghana
(1)
2,150
2,126
Guinea
(1)
351
325
Mali
334
(3)
344
(3)
Namibia
37
38
USA
439
408
Tanzania
(2)
1,112
1,065
Zimbabwe
(1)
-
-
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
285
348
Total segment assets
8,816                                  9,396
(1)
Operations acquired as part of the Business Combination between AngloGold and
Ashanti effective April 26, 2004.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the
Business Combination between AngloGold and Ashanti.
(3)
Investment held.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Six months ended June 30,
Note L. Earnings per share data
2005                                  2004
The following table sets forth the computation of basic and diluted earnings per share:
(unaudited)
(unaudited)
(in US Dollars, millions)
Numerator
Income before cumulative effect of accounting change
31
13
Cumulative effect of accounting change
(22)
-
Net income – applicable to common stockholders
9
13
Denominator for basic earnings per common share
Weighted average number of common shares
264,522,557
238,129,583
Basic earnings per common share (cents)
4
5
Dilutive potential common shares
Weighted average number of common shares
264,522,557
238,129,583
Dilutive potential of stock incentive options
547,430
-
Dilutive potential of Convertible Bonds
(1)
-
-
Denominator for diluted earnings per common share
Adjusted weighted average number of common shares and assumed conversions
265,069,987
238,129,583
Diluted earnings per common share (cents)
4
5
(1)
The calculation of diluted earnings per common share for the six months ended
June 30, 2005 and 2004 did not assume the effect of 15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
Note M. Accumulated other comprehensive income
Other comprehensive income consists of the following:
Six months ended June 30,
2005                                 2004
(unaudited)                         (unaudited)
(in US Dollars, millions)
Opening balance
(423)                                 (740)
Translation (loss)/gain
(208)                                    31
Financial instruments
-
123
(631)                                  (586)
Note N. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Six months ended June 30,
2005                                   2004
(unaudited)                          (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
4
-
3
-
Interest cost
9
7
9
7
Expected return on plan assets
(3)
-
(8)
-
Amortization of prior service cost
-
-
-
-
Actuarial gain
(7)
-
-
-
Net periodic benefit cost
3
7
4
7
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended
December 31, 2004, it expected to contribute $11 million to its pension plan in 2005. As of June 30, 2005, $9 million of contributions including the additional funding of $5 million have been made, with an expected $3 million to be made towards the total expected contributions during the remaining six months of 2005.
In addition, on June 30, 2005 the Company contributed $5 million to fund its pension plan, as part of a total anticipated contribution of $35 million over a period of eight years.
As at June 30, 2005 the Company has contributed a total of $10 million towards the
$35 million funding.
Net income
9
13
Translation (loss)/gain
(208)                                     31
Financial instruments
-
123
Total other comprehensive income is:
(199)
167

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Note O. Summarized income statement information of affiliates
The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola, Morila and Yatela Joint Ventures) and Tanzania (the Geita Joint
Venture) each of which is significant and is accounted for under the equity method. Equity income from Geita is included for the period ended April 26, 2004 when the Company acquired an additional
50 percent in Geita as part of the AngloGold Ashanti Business Combination, resulting in Geita being accounted for as a subsidiary of AngloGold Ashanti. Summarized income statement information of these investees is as follows:
Six months ended June 30,
2005
2004
(unaudited)                 (unaudited)
(in US Dollars, millions)
Revenue
93
122
Costs and expenses
(77)                         (106)
Income before taxation
16
16
Deferred income and mining tax
(1)                            (3)
Net income
15
13
Note P. Commitments and contingencies
North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold
Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover potential environmental rehabilitation obligations in amounts aggregating approximately $49 million.
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their environmental rehabilitation obligations. As at
June 30, 2005 the carrying value of these environmental obligations relating to AngloGold Ashanti
USA amounted to $21 million and are included in the Provision for environmental rehabilitation in the
Company's consolidated balance sheet. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
North America – Equipment leases
Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounted to $0.3 million.
Yatela loan
AngloGold Ashanti has signed as surety in favor of the bankers on the Yatela loan for $2 million. The
Yatela Joint Venture is equity accounted.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold Ashanti has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International
(Dublin) Limited amounting to $25 million. Nufcor International Limited is accounted for under the equity method.
Australia – Exploration and development tenements
AngloGold Ashanti has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to
$16 million.
North America – Gold shipments claims
AngloGold Ashanti USA has a potential liability in respect of preference claims from a third party amounting to $2 million.
The potential liability is in respect of gold shipments returned by the third party to AngloGold Ashanti
USA, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S.
Bankruptcy Code.
Tax claims – Mali and South America
Tax claims in Mali including interest and penalties of $2 million and various existing equipment tax claim guarantees in South America amounting to $3 million.
Discussions are continuing with the Malian government as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold
Ashanti’s prior mining convention stability agreements and different interpretations of the legislation.
The Malian Joint Ventures are equity accounted.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Note P. Commitments and contingencies (continued)
Re-export arrangements of artifacts
Re-export arrangements regarding certain artifacts amounting to $3 million. AngloGold Ashanti has undertaken to re-export certain gold artifacts temporarily imported into South Africa and whose custom and value added tax was waived. The Company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.
Certain Value Added Tax (VAT) claims in Tanzania
The Tanzanian Revenue Authority is claiming $10 million from the Company in VAT, mainly for fuel supplied to a contractor. The Company is contesting this claim on the grounds that the equipment involved is either the property of the Company or of a contractor, and that development agreements with the Tanzanian government exempted the Company and its sub-contractors from such VAT. The
Company cannot reasonably predict the final outcome of these claims.
Stamp duty on transfer of property in Tanzania
The Tanzanian Revenue Authority is claiming $9 million from the Company in stamp duty on the transfer of property in Tanzania, even though transfer of ownership occurred as a result of change in ownership of the holding company, which is registered in another country. The Company cannot reasonably predict the final outcome of this claim.
US Class Action
Terms of settlement to settle a US class action brought against the former Ashanti Goldfields
Company Limited under United States Federal Securities laws in the United States District Court for the Eastern District of New York have been concluded, subject to approval by the Court. The complaint inter-alia alleges non-disclosures and misstatements regarding Ashanti Goldfields
Company Limited’s hedging position and hedging program. The plaintiffs contend that the Company and the individual defendants’ actions violated Sections 10(b) and 20(a) of the Securities Exchange
Act of 1934 and Rule 10b-5 promulgated under that Act.
Currently, the Court hearing to consider approving the settlement is scheduled for early November
2005. There is no guarantee that a final settlement will be concluded in a manner satisfactory to the parties involved and the Company cannot make any assurances regarding the ultimate result of this litigation. However, if the settlement is concluded pursuant to the documents submitted to the Court for approval, it will have no material financial impact on the Company.
Taxation
With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved. Management believes such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Capital cost and electricity supply of Navachab
A potential liability of $1 million exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in case of mine closure prior to 2019. Based on current life-
of-mine business plans, the Company believes the likelihood of this to be more than remote but less than likely.
Water pumping costs
On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally, the costs of pumping water at some shafts of DRDGold’s North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million ($1 million) in terms of directives issued by the Department of
Water Affairs and Forestry. The directives expire at the end of October 2005. The Department of
Water Affairs and Forestry may then issue final directives to apportion the liability for pumping. The
Company’s interdict application may again be heard in court in September 2005.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Note Q. Recent developments
Announcements made after June 30, 2005:
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million
($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of
Aflease shares.
On July 27, 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.
On August 2, 2005 AngloGold Ashanti announced that the Company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the Company committed itself to achieving the Mining Charter’s goals, including:
40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programs in the areas where it operates and from which it draws its labor; and meeting the Charter’s empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the
Company’s committed to the development of an Employee Share Ownership Program, with a value equivalent to approximately 6 percent of the South African assets.
On August 11, 2005 AngloGold Ashanti announced the end of the South African gold mining industry’s wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective July 1, 2005.
On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,
2005…………continued
Prepared in accordance with US GAAP
Note R. Declaration of dividends
On January 26, 2005, AngloGold Ashanti declared a final dividend of 180 South African cents
(30.37 US cents) per ordinary share for the year ended December 31, 2004 with a record date of February 18, 2005 and a payment date of February 25, 2005 for holders of ordinary shares and CDIs, February 28, 2005 for holders of GhDSs, and March 7, 2005 for holders of
ADSs. On July 27, 2005 AngloGold Ashanti declared an interim dividend of 170 South African cents (approximately 25 US cents) per ordinary share for the six months ended June 30,
2005 with a record date of August 19, 2005 and a payment date of August 26, 2005 for holders of ordinary shares and CDIs, August 29, 2005 for holders of GhDSs and approximately September 6, 2005 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note S. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the
United States, Australia and Africa) to AngloGold Holdings plc. (originally SMI Holdings
Limited and formerly AngloGold Holdings Limited) (“IOMco”), its wholly-owned subsidiary.
IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by
AngloGold Ashanti Limited (being the “Guarantor”). The following is condensed financial information of the registrant and consolidating financial information for the Company as of
June 30, 2005 and December 31, 2004 and for the six months ended June 30, 2005 and
2004, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as
Guarantor and the other businesses of the group combined (the “Non-Guarantor
Subsidiaries”). For the purposes of the condensed consolidating financial information, the
Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
589
5
679
(10)
1,263
Product sales
577
-
664
-
1,241
Interest, dividends and other
12
5
15
(10)
22
Costs and expenses
561
39
639
(17)
1,222
Production costs
389
-
401
-
790
Exploration costs
2
-
20
-
22
Related party transactions
20
-
1
-
21
General and administrative
28
20
6
(17)
37
Royalties paid/(received)
-
-
20
-
20
Market development costs
4
-
3
-
7
Depreciation, depletion and amortization
106
-
176
-
282
Impairment of assets
7
-
-
-
7
Interest expense
14
16
9
-
39
Accretion expense
2
-
(1)
-
1
Employment severance costs
7
-
-
-
7
Profit on sale of assets
-
-
-
-
-
Non-hedge derivative (gains)/loss
(18)
3
4
-
(11)
Income/(loss) before income tax provision
28
(34)
40
7
41
Deferred income and mining tax (expensed)/benefit
(13)
-
28
-
15
Minority interest
3
-
(14)
-
(11)
Equity income in affiliates
19
-
-
-
19
Equity income/(loss) in subsidiaries
32
-
-
(32)
-
Income/(loss) from continuing operations
69
(34)
54
(25)
64
Discontinued operations
(33)
-
-
-
(33)
Income/(loss) after discontinued operations
36
(34)
54
(25)
31
Preferred stock dividends
(5)
-
(5)
10
-
Income/(loss) before cumulative effect of accounting change
31
(34)
49
(15)
31
Cumulative effect of accounting change
(22)
-
-
-
(22)
Net income/(loss) - applicable to common stockholders
9
(34)
49
(15)
9

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
559
1
353
(11)
902
Product sales
539
-
341
-
880
Interest, dividends and other
20
1
12
(11)
22
Costs and expenses
573
1
326
-
900
Production costs
377
-
168
-
545
Exploration costs
4
-
16
-
20
Related party transactions
9
-
8
-
17
General and administrative
21
-
3
-
24
Royalties paid/(received)
-
-
8
-
8
Market development costs
5
-
2
-
7
Depreciation, depletion and amortization
77
-
105
-
182
Impairment of assets
-
-
1
-
1
Interest expense
16
8
8
-
32
Accretion expense
3
-
-
-
3
Employment severance costs
5
-
-
-
5
Profit on sale of assets
-
-
(4)
-
(4)
Non-hedge derivative loss/(gains)
56
(7)
11
-
60
(Loss)/income before income tax provision
(14)
-
27
(11)
2
Deferred income and mining tax benefit/(expensed)
25
-
(10)
-
15
Minority interest
-
-
(9)
-
(9)
Equity income in affiliates
13
-
-
-
13
Equity income/(loss) in subsidiaries
2
-
-
(2)
-
Income/(loss) from continuing operations
26
-
8
(13)
21
Discontinued operations
(8)
-
-
-
(8)
Income/(loss) after discontinued operations
18
-
8
(13)
13
Preferred stock dividends
(5)
-
(6)
11
-
Income/(loss) before cumulative effect of accounting change
13
-
2
(2)
13
Cumulative effect of accounting change
-
-
-
-
-
Net income/(loss) - applicable to common stockholders
13
-
2
(2)
13

Condensed consolidating balance sheets
AT JUNE 30, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
774
1,908
4,017
(5,429)
1,270
Cash and cash equivalents
9
36
214
-
259
Receivables
692
1,872
3,564
(5,429)
699
Trade
31
-
23
-
54
Inter-group balances
330
1,829
3,270
(5,429)
-
Derivatives
290
-
167
-
457
Value added taxes
4
-
30
-
34
Other
37
43
74
154
Inventories
73
-
205
278
Materials on the leach pad
-
-
34
34
Property, plant and equipment, net
1,727
-
3,020
-
4,747
Acquired properties, net
254
-
1,260
-
1,514
Goodwill and other intangibles, net
(1)
247
596
(259)
583
Derivatives
58
-
2
-
60
Materials on the leach pad
-
-
109
-
109
Other long-term assets
3,133
2,488
184
(5,272)
533
Total assets
5,945
4,643
9,188
(10,960)
8,816
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,176
50
5,394
(5,398)
1,222
Accounts payable and other current liabilities
226
13
163
29
431
Inter-group balances
426
26
4,975
(5,427)
-
Derivatives
340
-
228
-
568
Short-term debt
142
11
9
-
162
Income and mining tax payable
42
-
19
-
61
Long-term debt
299
1,160
186
-
1,645
Derivatives
106
17
435
-
558
Deferred income and mining tax
543
-
843
(27)
1,359
Provision for environmental rehabilitation
100
-
123
-
223
Other accrued liabilities
-
-
16
-
16
Provision for pension and other post-retirement medical benefits
140
-
22
-
162
Minority interest
11
-
50
-
61
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,570
3,416
2,119
(5,535)
3,570
Common stock issued
10
3,295
315
(3,610)
10
Additional paid in capital
4,964
1
665
(666)
4,964
Accumulated deficit
(773)
120
102
(222)
(773)
Accumulated other comprehensive income
(631)
-
1,037
(1,037)
(631)
Total liabilities and stockholders’ equity
5,945
4,643
9,188
(10,960)
8,816
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2004
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,006
1,188
4,782
(5,561)
1,415
Cash and cash equivalents
18
53
228
-
299
Receivables
896
1,135
4,273
(5,561)
743
Trade
13
-
17
-
30
Inter-group balances
402
1,101
4,058
(5,561)
-
Derivatives
401
-
90
-
491
Value added taxes
9
-
20
-
29
Other
71
34
88
-
193
Inventories
92
-
176
-
268
Materials on the leach pad
-
-
105
-
105
Property, plant and equipment, net
1,961
-
3,050
-
5,011
Acquired properties, net
324
-
1,330
-
1,654
Goodwill and other intangibles, net
(1)
247
604
(259)
591
Derivatives
171
-
16
-
187
Materials on the leach pad
-
-
22
-
22
Other long-term assets
3,109
2,919
189
(5,701)
516
Total assets
6,570
4,354
9,993
(11,521)
9,396
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,257
72
5,657
(5,521)
1,465
Accounts payable and other current liabilities
238
10
195
36
479
Inter-group balances
482
44
5,031
(5,557)
-
Derivatives
456
10
140
-
606
Short-term debt
29
8
278
-
315
Income and mining tax payable
52
-
13
-
65
Long-term debt
354
1,000
17
-
1,371
Derivatives
164
-
570
-
734
Deferred income and mining tax
688
-
871
(34)
1,525
Provision for environmental rehabilitation
93
-
116
-
209
Other accrued liabilities
-
-
14
-
14
Provision for pension and other post-retirement medical benefits
152
-
21
-
173
Minority interest
16
-
43
-
59
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,846
3,282
2,684
(5,966)
3,846
Common stock issued
10
3,294
318
(3,612)
10
Additional paid in capital
4,961
1
665
(666)
4,961
Retained deficit
(702)                                (11)
134
(123)
(702)
Accumulated other comprehensive income                                                                                               (423)
(2)
1,567
(1,565)
(423)
Total liabilities and stockholders’ equity
6,570
4,354
9,993
(11,521)
9,396
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used in) operating activities
76
(695)
873
(10)
244
Net income after discontinued operations
36
(34)
54
(25)
31
Reconciled to net cash provided by/(used in) operations:
Profit on sale of assets
-
-
-
-
-
Depreciation, depletion and amortization
106
-
176
-
282
Deferred stripping costs
-
-
4
-
4
Impairment of assets
7
-
-
-
7
Deferred income and mining tax
11
-
(31)
-
(20)
Other non cash items
(39)
4
45
15
25
Net decrease in provision for environmental rehabilitation
and pension and other post-retirement medical benefits
(7)
-
(5)
-
(12)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
(18)
(663)
681
-
-
Receivables
3
(6)
(4)
-
7
Inventories
11
-
(45)
-
(34)
Accounts payable and other current liabilities
(34)
4
(2)
-
(32)
Net cash (used)/generated in investing activities
(171)
517
(738)
-
(392)
Increase in non current investments
1
(15)
(1)
-
(15)
Additions to property, plant and equipment
(164)
-
(140)
-
(304)
Proceeds on sale of mining assets
-
-
-
-
-
Cash outflows from hedge restructuring
-
-
(69)
-
(69)
Cash paid as part of acquisition
-
-
-
-
-
Proceeds on sale of investments
-
527
(527)
-
-
Net loans (advanced)/repaid
(8)
5
(1)
-
(4)
Net cash generated/(used) in financing activities
60
160
(117)
10
113
Payments of short-term debt
1
-
(275)
-
(274)
Insurance of stock
3
-
-
-
3
Share issue expenses
-
-
-
-
-
Proceeds of long-term debt
141
160
170
-
471
Dividends paid
(85)
-
(12)
10
(87)
Net (decrease)/increase in cash and cash equivalents
(35)
(18)
18
-
(35)
Effect of exchange rate changes on cash
26
1
(32)
-
(5)
Cash and cash equivalents – January 1,
18
53
228
-
299
Cash and cash equivalents – June 30,
9
36
214
-
259

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…………continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used in) operating activities
367
(606)
423
(11)
173
Income/(loss) after discontinued operations
18
-
8
(13)
13
Reconciled to net cash provided by/(used in) operations:
Profit on sale of assets
-
-
(4)
-
(4)
Depreciation, depletion and amortization
77
-
105
-
182
Deferred stripping costs
-
-
(15)
-
(15)
Impairment of assets
-
-
1
-
1
Deferred income and mining tax
(36)
-
4
-
(32)
Other non cash items
83
(5)
9
2
89
Net decrease in provision for environmental rehabilitation
and pension and other post-retirement medical benefits
-
-
(5)
-
(5)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
240
(602)
362
-
-
Receivables
(48)
1
5
-
(42)
Inventories
25
-
(36)
-
(11)
Accounts payable and other current liabilities
8
-
(11)
-
(3)
Net cash used in investing activities
(147) (183)
(10)
-
(340)
Additions to property, plant and equipment
(142)
-
(88)
-
(230)
Proceeds on sale of mining assets
-
-
5
-
5
Cash paid as part of acquisition
-
(183)
57
-
(126)
Net loans (advanced)/repaid
(5)
-
16
-
11
Net cash (used)/generated in financing activities
(375)
988
(403)
11
221
Payments of short-term debt
(286)
-
(392)
-
(678)
Insurance of stock
2
-
-
-
2
Share issue expenses
-
-
-
-
-
Proceeds of long-term debt
25
988
6
-
1,019
Dividends paid
(116)
-
(17)
11
(122)
Net (decrease)/increase in cash and cash equivalents
(155)
199
10
-
54
Effect of exchange rate changes on cash
(3)
-
12
-
9
Cash and cash equivalents – January 1,
280
-
199
-
479
Cash and cash equivalents – June 30,
122
199
221
-
542

Operating and financial review and prospects

In the following related management’s discussion of operating and financial review and prospects, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.

Overview

AngloGold Ashanti is a global gold producer with 22 operations comprising open-pit and underground mines and surface metallurgical plants in 10 countries, and gold production nearing 6 million ounces annually. The company was formed in 2004 as a result of the completed Business Combination of
AngloGold and Ashanti Goldfields. The combined company has one of the world's largest gold reserves and resources bases and focused exploration activities around the globe. Employing more than 63,800 people around the world, AngloGold Ashanti is listed on the following exchanges: JSE
Limited (JSE) as well as the London, New York, Ghana and Australian stock exchanges and Euronext
Paris and Euronext Brussels.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid.
As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold
Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects
Impact of exchange rate fluctuations

In line with the global trend of a stronger US dollar, the rand weakened against the US dollar by
18 percent in the first six months of 2005 (based on the exchange rates of R5.65 and R6.68 per US dollar on January 1, 2005 and June 30, 2005, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.21 and R6.67 during the first six months of
2005 and 2004, respectively, the value of the rand gained 7 percent against the US dollar. The
Australian dollar also strengthened against the US dollar by 5 percent based on the average exchange rates of A$1.29 and A$1.35 per US dollar during the first six months of 2005 and 2004, respectively.
As a result of these strong local currencies, production costs expressed in US dollars increased during the six-month period ended June 30, 2005 when compared with the same period of 2004 which negatively impacted on the profitability of AngloGold Ashanti.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding
Business Combination and acquisition opportunities.

On January 20, 2004, the Company announced that it had received a cash payment of A$4 million
($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004. Following the Business
Combination, effective April 26, 2004, Ashanti became a private company and a wholly-owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited, following the approval by its shareholders at a general meeting held on April 8, 2004. Due to the size and nature of the acquisition and the geographical spread and remote locations of some of the properties acquired and the associated assets, AngloGold Ashanti is still in the process of finalizing the purchase price allocation of fixed assets acquired. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-
Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately ₤17.6m (approximately $32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

On April 28, 2005, the Company announced that agreement had been reached with Trans-Siberian
Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on
June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May
27, 2005 and AngloGold Ashanti’s initial 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the
Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent
Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before
December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent Gold Limited.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million
($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of
Aflease shares.

On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.
Gold market

The behavior of the gold price diverged from movements in the value of the US dollar during the second quarter. The distinctive feature of the gold price rally of the past four years has been the extent to which the gold price has risen in proportion to the weakening of the US dollar against the euro, and fallen back when the US dollar has strengthened against the euro. During the second quarter of 2005 however, as the US dollar strengthened against the euro, the US dollar spot price of gold finished June 2005 some 2 percent firmer on the quarter ended March 31, 2005. As a direct consequence of the stronger $/weaker euro, and a stronger spot gold price, the euro price of gold rose by 12 percent during the second quarter of 2005 to a high of €368 per ounce from the first quarter of
2005.

In effect, traders on the New York Comex elected to remain long gold as the US currency strengthened. There appeared to be no single justification for this change of trading strategy on
Comex. One important element was that of short covering on the Comex. Certain investors had gone significantly short gold early in the second quarter of 2005 when US dollar strength first emerged, taking Comex to a net long position of only 5.6 million ounces, the lowest net long position since mid-
2003. When this short move attracted no further selling interest, the market saw sustained short covering in June 2005 notwithstanding the strong US dollar. This reaction on Comex took the net long gold position on the exchange back up to almost 18 million ounces net long at the end of June 2005.
In effect, investors were buying US dollars and buying gold during the same period.

The correction in the spot gold market was still under-way at the end of the quarter ended June 30,
2005, when the gold price closed at $434 per ounce.

The sustained investor interest in gold during the second quarter of 2005 does not necessarily reflect a complete break between gold price movement and changes in the value of the US dollar. It is likely that gold will again respond positively to renewed US dollar weakness in the future, but off a higher base. The events of this quarter confirm the fact that the New York Comex remains the primary market place for investor and speculator activity in gold, and for the spot pricing of gold.

Physical offtake of gold continued to improve during the first quarter of 2005, following the healthy performance of demand in 2004. Consumption of gold in jewellery in the first quarter increased by
17 percent year-on-year, largely on the back of growth in Indian demand. Gold jewellery offtake in the developed markets of the USA, Europe and Japan remained flat to down. Net bullion supply on the market increased by 23 percent, driven particularly by higher official sales of 254 tons during the first quarter and significantly reduced de-hedging by gold producers, and the market remained effectively in balance.

However, gold offtake in the second quarter of 2005 suffered from the combination of higher gold prices in local currencies (on the back of the stronger US dollar) and seasonally low demand for jewellery. Offtake in India has fallen particularly during this quarter due to these two factors.
Nevertheless, the major physical gold markets seem to have adjusted to higher gold prices in general, and demand would be expected to increase again should gold weaken from the higher spot price levels at which it traded at the end of the second quarter.

The official sector contributed to better sentiment towards gold during the quarter ended June 30,
2005 with the announcement by the G8 of a debt relief program for heavily indebted poor countries which would not be funded by the revaluation or sale of the gold reserves of the IMF, as had been proposed in recent months. Although most commentators had expressed doubt that the proposal by
UK’s Gordon Brown, for the funding of debt relief by the sale of IMF gold reserves would succeed, the announcement removed a residual uncertainty that new sales might cap the gold market for a time.

The high level of official gold sales during the early months of 2005 has led to less official selling since then, and assisted the physical market in the second quarter of 2005, when physical demand has fallen.

At the end of June 2005, the US dollar had gained 11 percent against the euro since the beginning of
2005, most of this during the second quarter of the year. During July, the US dollar gained further to reach a high of $1.186/€, a level last achieved in mid-2004.

During the four years of correction in the US currency against the euro since 2001, the market has seen several US dollar rallies led by economic good news from the USA, where cyclical strength in the
US economy has outweighed the structural problems in that economy. However, during the second quarter of 2005, the cyclical advantages of sound economic growth and rising interest rates in the
USA were complemented by recognition of major negative factors in European economies, and the fact that these weaknesses were fundamentally at odds with a stronger euro. Sentiment towards the euro was also damaged by political uncertainties raised by the referenda in France and Holland in
June 2005, in which voters rejected the new European Constitution. The US dollar was the direct beneficiary of the market’s concern about the European currency, and market fears about the US trade and fiscal deficits receded during the period under review.

While the dollar has moved largely on good news in the US economy and bad news in Europe, the stronger US currency has now broken through the technical trend lines of the correction of the past four years. This technical break has occurred in respect of the exchange rate both against the euro and against a trade-weighted currency index. Market commentary is divided between institutions that now see a stronger dollar by the end of 2005, and those who still expect dollar weakness to resume, albeit with more modest year-end targets.

While South Africa suffered no particular negative economic shift during the period, the local currency lost ground sharply against the US dollar. This move was driven by the stronger dollar, but also by some public recognition by leading monetary and political figures of the harm done to sectors of the
South African economy by a strong local currency.

While the further movement of the dollar against the euro will influence rand exchange rates, the market seems more persuaded now of the likelihood of a weaker rand going forward.

In 2005, the spot price of gold opened at $435 per ounce in January and closed at $434 per ounce in
June 2005, compared with $415 per ounce in January 2004 and $394 per ounce in June 2004. The average spot price of gold was $427 per ounce during the six months ended June 30, 2005, $26 per ounce, or 6 percent, higher than $401 per ounce, the average spot price for the same period in 2004.
During the first six months of 2005, the highest spot price of gold was $446 per ounce compared to a high of $430 per ounce for the same period in 2004. The lowest spot price of gold was $410 per ounce during the six months ended June 30, 2005, 6 percent higher than $388 per ounce, the lowest spot price of gold for the same period ended June 30, 2004.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the six-month periods ended June 30, 2005 and 2004. The operating data gives effect to the acquisitions and dispositions discussed above as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Six months ended June 30,
2005                                  2004
Total gold production (000 oz)
3,138
2,603
Total cash cost ($/oz)
281                                     254
Total production cost ($/oz)
388
338
Production costs ($ million)
790
545
Capital expenditure ($ million)
311
237
Consolidated entities
304
230
Equity accounted joint ventures
7
7
Gold production
For the six months ended June 30, 2005, AngloGold Ashanti’s total gold production increased by
535,000 ounces, or about 21 percent, to 3.14 million ounces from 2.60 million ounces produced in the same period in 2004. Gold production from operations located in South Africa decreased from
1,407,000 ounces produced in the six months to June 30, 2004, to 1,329,000 ounces produced over the same period of 2005 mainly due to a decrease in production due to lower grades and volumes mined at Tau Lekoa, TauTona, and Savuka. Gold production in Mali increased from 211,000 ounces produced in the six months to June 30, 2004, to 261,000 ounces over the same period of 2005 mainly due to improved plant capacity at Morila. Gold production in Argentina and Australia increased from
82,000 ounces and 184,000 ounces, respectively, produced in the six months to June 30, 2004, to
108,000 ounces and 261,000 ounces produced, respectively, over the same period of 2005, mainly due to higher grade at Cerro Vanguardia and the effect of rain which hampered production at Sunrise
Dam during the six months ended June 30, 2004. Gold production from operations situated in Brazil,
Namibia and USA amounted to 167,000 ounces, 37,000 ounces and 152,000 ounces, respectively, during the six months ended June 30, 2005 compared to 163,000 ounces, 31,000 ounces and
148,000 ounces, respectively, produced over the same period of 2004.
Gold production in Tanzania at Geita increased by 124,000 ounces from 233,000 ounces in the six months ended June 30, 2004 to 357,000 ounces produced over the same period during 2005 mainly due to the impact of the additional 50 percent interest acquired in the mine during April 2004, as part of the completed AngloGold Ashanti Business Combination on the production of the current half year when compared with 2004. Operations situated in Ghana and Guinea acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed 466,000 ounces of gold produced in the six months ended June 30, 2005 compared to 140,000 ounces in the same period of
2004. Freda-Rebecca in Zimbabwe, which was sold effective September 1, 2004 produced 4,000 ounces in the six months ended June 30, 2004.

In the quarter ended June 30, 2005, gold production of 1,569,000 ounces was in line with gold production during the quarter ended March 31, 2005.
Total cash cost and total production cost
Total cash costs for the six months ended June 30, 2005 was $281 per ounce, $27 per ounce, or 11 percent, higher than the cash costs of $254 per ounce recorded in the same period in 2004. This change was mainly due to substantially higher cash costs for the South African, Namibian, Tanzanian and the USA operations in the six months ended June 30, 2005, which increased by 13 percent,
24 percent, 26 percent and 7 percent respectively, when compared to the same period in 2004. The increase in total cash costs at the South African operations was mainly due to the strengthening of the
South African rand relative to the US dollar based on the average exchange rates of the rand against the US dollar of R6.21 and R6.67 during the six months ended June 30, 2005 and 2004. Operations in
Namibia, Tanzania and the USA recorded higher total cash costs in the six months ended June 30,
2005 mainly due to increases in mining costs and decreased mining contractor efficiency when compared to the same period in 2004.
Total cash costs for the three months ended June 30, 2005 were in line with total cash costs recorded in the quarter ended March 31, 2005.
Total production costs for the six months ended June 30, 2005 were $388 per ounce, $50 per ounce, or 15 percent, higher than the total production costs of $338 per ounce recorded in the same period of
2004.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the
Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss)
before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company’s unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended
June 30, 2005 and 2004 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the six months ended June 30,

(in $ millions, except as otherwise noted)
(1)
Relates solely to production costs as included in the Company’s condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
Outlook

In connection with the release of its IFRS results for the six months ended June 30, 2005 (as submitted to the United States Securities and Exchange Commission on Form 6-K on July 28, 2005),
AngloGold Ashanti provided the following outlook on and as of July 28, 2005. Production for the third quarter of 2005 is estimated to be 1.551 million ounces at a total cash cost of $279 per ounce, assuming the following exchange rates to the US dollar: R6.60; A$0.76; BRL2.4 and Argentinean peso
2.80. Capital expenditure for the third quarter is estimated at $277 million and will be managed in line with profitability.

Capital expenditures

Capital expenditure during the six months ended June 30, 2005 was $311 million compared with
$237 million in the same period of 2004. This $74 million, or 31 percent, increase is primarily the result of the following factors: first, the $23 million increase in capital expenditure in South Africa, from
$139 million spent in the six months to June 2004 to $162 million for the same period in 2005, mainly due to the Moab Khotsong and TauTona projects, second, the $12 million increase in capital expenditure in the Brazilian region from $19 million recorded in the first six months of 2004 to
2005            2004
Production costs per condensed consolidated financial information
790
545
Plus:
Production costs of equity accounted joint ventures
47
62
Less:
Rehabilitation costs & other non-cash costs
(15)
(9)
Plus:
Inventory movement
35               33
Royalties
26               15
Related party transactions
(1)
23
21
Adjusted for:
Minority interests
(2)
(19)             (10)
Non-gold producing companies and adjustments
(5)
4
Total cash costs
882             661
Plus:
Depreciation, depletion and amortization
318
213
Employee severance costs
7
5
Rehabilitation and other non-cash costs
15
9
Adjusted for:
Minority interests
(2)
(4)               (4)
Non-gold producing companies and adjustments
(2)
(3)
Total production costs
1,216             881
Gold produced (000’ ounces)
(3)
3,138
2,603
Total cash costs per ounce
(4)
281
254
Total production costs per ounce
(4)
388
338

$31 million spent in the six months ended June 30, 2005, mainly due to expansion project at the
Cuiabá mine in south-eastern Brazil and, third, capital projects in Ghana and Guinea which increased from $10 million and $17 million, respectively, spent in the six months ended June 30, 2004 to
$36 million and $26 million, respectively, as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business Combination completed in April 2004. The USA, Argentina, Namibia and Australia regions recorded capital expenditures of $4 million, $10 million, $3 million and
$17 million, respectively, in the six months to June 2005, compared to $5 million, $6 million,
$16 million and $13 million, respectively, in the same period in 2004. Operations in Mali recorded capital expenditure of $7 million in the six months ended June 30, 2005 compared with $6 million in the same period in 2004. Capital expenditures on other minor projects at $2 million remained unchanged for the six months ended June 30, 2005 when compared to the same period in 2004.

Comparison of financial performance on a segment basis for the six months ended June 30,
2005 and 2004

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Six months ended June 30,
2005
2004
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Category of activity
Product
sales
1,241
880
Interest, dividends and other
22
22
Total
revenues
1,263
902
Geographical area data
South Africa
584
46%
554
61%
Argentina
44
3%
36
4%
Australia
122
10%
78
9%
Brazil
91
7%
76
8%
Ghana
(1)
155
12%
54
6%
Guinea
(1)
61
5%
1
-
Mali
113
9%
80
9%
Namibia
16
1%
13
1%
USA
51
4%
51
6%
Tanzania
(2)
136
11%
77
9%
Zimbabwe
(1)
-
-
2
-
Other, including Corporate and Non-gold producing
subsidiaries
3
-
2
-
Total
revenues
1,376
1,024
Less: Equity method investments included above
(113)
(8%)
(122)
(13%)
Total
consolidated
1,263
100%
902
100%
(1)
Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the
Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

Assets
At June 30, 2005
At December 31, 2004
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
2,798
32%
3,431
37%
Argentina
263
3%
260
3%
Australia
690
8%
711
8%
Brazil
357
4%
340
4%
Ghana
(1)
2,150
24%
2,126
23%
Guinea
(1)
351
4%
325
3%
Mali
334
(3)
4%
344
(3)
4%
Namibia
37
-
38
-
USA
439
5%
408
4%
Tanzania
(2)
1,112
13%
1,065
11%
Zimbabwe
(1)
-
-
-
-
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
285
3
348
3%
Total segment assets
8,816
100%
9,396
100%
(1)
Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.
(2)
Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the
Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.
(3)
Investment held.

Comparison of financial performance for the six months ended June 30, 2005 and
2004
Revenues

Revenues from product sales and other income increased from $902 million in the first six months of
2004 to $1,263 million in the comparable period in 2005, representing a 40 percent increase over the period. This was mainly due to the increase in the gold price in 2005 as the average spot price of gold was $427 per ounce during the six months ended June 30, 2005, $26 per ounce, or 6 percent, higher than $401 per ounce, the average spot price in the first six months of 2004, as well as the impact by operations acquired during April 2004 as part of the completed AngloGold Ashanti Business
Combination, on revenue of the current half year when compared with 2004. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $30 million to $584 million over the six months ended June 30, 2005 from $554 million realized in the same period in 2004, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 78,000 ounces from 1,407,000 ounces produced in the six months to June
30, 2004, to 1,329,000 ounces produced over the same period of 2005.

Revenues from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed $216 million to revenues for the six months ended June 30, 2005 compared to $57 million in the same period of 2004.

Revenues derived from Argentina and Australia increased to $44 million and $122 million, respectively, over the six months ended June 30, 2005 from $36 million and $78 million, respectively, realized in the same period of 2004 mainly as a result of an increase in production.

Production costs

During the six month period ended June 30, 2005, AngloGold Ashanti incurred production costs of
$790 million representing an increase of $245 million, or 45 percent, over $545 million recorded for the comparable period in 2004.

Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during
April 2004 as part of the completed AngloGold Ashanti Business Combination contributed $146 million to production costs in the six months ended June 30, 2005 compared to $37 million in the same period of 2004.

Production costs recorded by Geita in Tanzania increased from $21 million in the six months ended
June 30, 2004 to $94 million over the same period in 2005 mainly due to the impact of the additional
50 percent interest acquired in Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

Production costs in AngloGold Ashanti’s South Africa operations, increased by $9 million to
$386 million in the first six months of 2005 from $377 million in the comparable period in 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 49 percent of
AngloGold Ashanti’s production costs were denominated in South African rands in the first six months of 2005.
Exploration costs

Exploration costs increased from $20 million in the six months ended June 30, 2004 to $22 million in the same period in 2005.
Related party transactions

Related party transactions increased from $17 million recorded in the first six months of 2004 to
$21 million over the same period of 2005 mainly due to higher contract work generated by development activities.
General and administrative

General and administrative expenses increased from $24 million in the six months ended June 30,
2004 to $37 million in the same period of 2005, mainly due to the strengthening of the South African rand relative to the US dollar.
Royalties

Royalties paid by AngloGold Ashanti increased from $8 million for the six months ended June 30,
2004, to $20 million paid in the comparable period in 2005. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.
Market development costs

Market development costs of $7 million recorded in the six months ended June 30, 2005, was unchanged from the same period in 2004.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $100 million to $282 million in the first six months of 2005 when compared to $182 million recorded in the same period in 2004. In South
Africa, depreciation, depletion and amortization expense increased by $28 million from $91 million incurred in the six months ended June 30, 2004 to $119 million in the same period for 2005 mainly as a result of the strengthening of the South African rand relative to the US dollar, changes in estimated lives of assets and amortized ore development costs.

Depreciation, depletion and amortization expense recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business
Combination amounted to $69 million in the six months ended June 30, 2005 compared to $19 million in the same period of 2004.

Depreciation, depletion and amortization expense recorded by Geita in Tanzania increased from $11 million in the six months ended June 30, 2004 to $30 million over the same period in 2005 mainly due to the impact of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti
Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold
Ashanti from April 26, 2004.
Impairment of assets

In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and
TauTona in South Africa. An impairment of $1 million was recorded in the six months ended June 30,
2004 relating to mining assets and mineral rights in Australia.
Interest expense

Interest expense increased by $7 million from $32 million recorded in the six months ended June 30,
2004 to $39 million in the same period in 2005. The increase in interest expense from 2004 was mainly due to the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.
Accretion expense

In the six months ended June 30, 2005 accretion expense of $1 million was recorded compared with
$3 million in the same period in 2004. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost

Employment severance costs increased to $7 million during the six months ended June 30, 2005 from
$5 million in the same period in 2004. Employment severance costs recorded for the six months ended June 30, 2005 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang, TauTona and Mponeng.

Profit on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in
Australia to Tanami Gold NL. No profit on sale of assets was recorded in the six months ended
June 30, 2005.
Non-hedge derivative gain/loss

A non-hedge derivative gain of $11 million was recorded in the six months ended June 30, 2005 compared to a loss of $60 million in the same period in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.
Deferred income and mining tax benefit

Deferred income and mining tax benefit of $15 million recorded in the six months ended June 30,
2005, was unchanged from the same period in 2004. Charges for current tax in the first six months of
2005 amounted to $4 million compared to $18 million in the same period in 2004 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country.
Deferred tax charges in the first six months of 2005 included tax charges of $7 million compared with tax benefits of $37 million related to non-hedge derivatives during the same period of 2004.
Equity income in affiliates

Equity income in affiliates increased to $19 million in the six months ended June 30, 2005 from
$13 million in the same period in 2004.
Discontinued operations

A loss of $33 million was recorded in the six months ended June 30, 2005 due to the closure of the
Ergo operations at the end of March 2005 as described by note H “Discontinued operations” to the condensed consolidated financial statements. The Company has reclassified the income statement results from the historical presentation to discontinued operations in the condensed consolidated income statement for all periods presented.
Cumulative effect of accounting change

During the second quarter of 2005, the Company changed its accounting policy, retroactive to
January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million (net of deferred income and mining tax of $11 million) reflected in the six-month period ended June 30, 2005 as described by note I “Accounting change” to the condensed consolidated financial statements.
Net income

As a result of the factors detailed above, net income decreased by $4 million from $13 million in the first six months of 2004 to $9 million in the same period in 2005.

Liquidity and capital resources

Net cash provided by operating activities was $244 million in the first six months of 2005, $71 million, or 41 percent, higher than $173 million for the comparable period in 2004. This is mainly the result of higher unit prices of gold, being partially offset by higher unit cash costs per ounce over the first six months of 2005 compared with the same period in 2004. A detailed discussion of the movement in net income is included under “Comparison of financial performance for six months ended June 30, 2005 and 2004” above.

Investing activities during the first six months of 2005 resulted in a net cash outflow of $392 million compared with an outflow of $340 million in the first six months in 2004. This increase in cash outflows was the net result of additions to property, plant and equipment which included capital expenditure of $304 million, compared to $230 million in the same period in 2004, for major capital projects, including Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and
Guinea as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business
Combination. Investments acquired during the six months ended June 30, 2005 reflect the increase in
AngloGold Ashanti’s 17.5 percent equity interest in Trans-Siberian Gold plc to 29.9 percent plc, at a cost of $15 million and cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $69 million.

Net cash generated in financing activities over the first six months of 2005 amounted to an inflow of
$113 million, a decrease of $108 million from an inflow of $221 million in the comparable period of
2004, comprising normal scheduled loan repayments in terms of other loan facilities of $9 million and the repayment of the $600 million unsecured syndicated loan facility (which was repayable in
February 2005) amounting to $265 million. Proceeds from loans during the six months ended June
30, 2005 amounted to $471 million, which included $330 million raised from the three-year $700 million revolving credit facility entered into in January 2005 and $127 million local short term money market loans. The Company made dividend payments of $87 million (30 US cents per ordinary share)
in the six months ended June 30, 2005 compared with dividends of $122 million (50 US cents per ordinary share) paid in the same period in 2004, a 29 percent decrease.

As a result of the items discussed above, at June 30, 2005, AngloGold Ashanti had $259 million of cash and cash equivalents compared with $299 million at December 31, 2004, a decrease of
$40 million, or 13 percent. At June 30, 2005, the Company had a total of $408 million available but undrawn under its credit facilities.

During the next twelve months, approximately $162 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of the repayment of local short term money market loans of $127 million.
The Company expects to finance the repayment of debt scheduled to mature in 2005 and 2006 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2004 which was filed with the United States Securities and Exchange Commission (SEC) on July 14, 2005. During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million
(net of deferred income and mining tax of $11 million) reflected in the six-month period ended June 30,
2005 as described by note I “Accounting change” to the condensed consolidated financial statements.
Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 the Company entered into a new three-year $700 million syndicated facility in January 2005 with an interest charge of LIBOR plus 0.4 percent per annum. The loan is repayable in January 2008 and is US dollar-based. The amount drawn under this facility was
$335 million as at June 30, 2005. On February 4, 2005, the Company repaid the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million.
Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at June 30, 2005, $34 million was classified as short term compared with
$105 million as at December 31, 2004 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As at June 30, 2005, $109 million was classified as long term compared with
$22 million as at December 31, 2004 mainly due to the change in profile of gold expected to be recovered over periods longer than twelve months.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At June 30, 2005, the net delta hedge position of AngloGold Ashanti was at 10.32 (1) million ounces at a spot price of gold of $434 per ounce. The net delta hedge position reflects a reduction of 0.4 million ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended
March 31, 2005. The marked-to-market valuation of this position at June 30, 2005 was negative
$1,032 million. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company.

AngloGold Ashanti’s net delta open hedge position at June 30, 2005

At June 30, 2005, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was
10.32
(1)
million ounces (at March 31, 2005: 10.72
(1)
million ounces). This is calculated using the Black-
Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2005.
(1)
Includes equity accounted joint ventures.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$1,032 million at June 30, 2005 (at March 31, 2005: negative $1,066 million). These values were based on a gold price of $434.50 per ounce, exchange rates of R/ $6.7240 and A$/ $0.7560 and the prevailing market interest rates and volatilities at that date.

At July 27, 2005 the date on which AngloGold Ashanti issued its results for the quarter ended June 30,
2005, the marked-to-market value of the hedge book was a negative $925.62 million based on a gold price of $422.80 per ounce and exchange rates of R/ $6.69 and A$/ $0.7546 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti’s hedge position as at June 30, 2005
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at June 30, 2005 (references in the table to "$" are to the US dollar, references to
"A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
11,511
16,654
32,993
30,076
26,288
53,566
171,088
US$/oz
$310
$316
$344
$365
$380
$402
$366
Put options purchased
Amount (kg)
4,408
8,592
1,455
14,455
US$/oz
$333
$345
$292
$336
Put options sold
Amount (kg)
5,132
4,354
855
1,882
9,409
21,632
US$/oz
$411
$339
$390
$400
$430
$403
Call options purchased
Amount (kg)
11,860
11,211
6,357
29,428
US$/oz
$329
$333
$344
$334
Call options sold
Amount (kg)
18,607
31,224
27,560
27,516
26,211
76,048
207,166
US$/oz
$360
$381
$374
$380
$407
$468
$413
RAND GOLD
Forward contracts
Amount (kg)
* 1,218
2,449
933
2,164
Rand per kg
R109,988
R97,520
R116,335
R160,520
Put options purchased
Amount (kg)
1,875
1,875
Rand per kg
R93,602
R93,602
Put options sold
Amount (kg)
7,620
1,400
9,020
Rand per kg
R91,907
R88,414
R91,365
Call options purchased
Amount (kg)
Rand per kg
Call options sold
Amount (kg)
9,889
4,517
311
2,986
5,972
23,675
Rand per kg
R93,515
R102,447
R108,123
R202,054
R223,756
R141,953
A DOLLAR GOLD
Forward contracts
Amount (kg)
* 1,885
1,555
8,398
3,110
3,390
3,110
17,678
A$ per oz
A$615
A$762
A$650
A$678
A$665
A$689
A$744
Put options purchased
Amount (kg)
A$ per oz
Put options sold
Amount (kg)
A$ per oz
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
1,244
3,110
20,527
A$ per oz
A$724
A$673
A$668
A$680
A$694
A$712
A$688
Call options sold
Amount (kg)
A$ per oz
Delta (kg)
14,198
32,959
59,879
54,809
50,663
108,569
321,077
** Total net gold:
Delta (oz)
456,476
1,059,655
1,925,152
1,762,148
1,628,851
3,490,569
10,322,850
*     Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2005. The delta positions indicated above include positions from equity accounted joint ventures.

The following table indicates AngloGold Ashanti’s silver hedge position as at June 30, 2005
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $7.11 $7.11 $7.40 $7.40 $7.26
Put options sold Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $6.02 $6.02 $5.93 $5.75 $5.94
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $8.11 $8.11 $8.40 $8.00 $8.19
The following table indicates the group's currency hedge position at 30 June 2005
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward contracts Amount ($)                   7,488 7,488
US$/R R6.34 R6.34
Put options purchased Amount ($) 60,000 60,000
US$/R R6.97 R6.97
Put options sold Amount ($) 60,000 60,000
US$/R R6.69 R6.69
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 115,000 115,000
US$/R R7.13 R7.13
A
DOLLAR
(000)
Forward contracts Amount ($) 15,970 39,222 55,192
A$/US$                      A$0.61 A$0.75 A$0.70
Put options purchased Amount ($)
A$/US$
Put options sold Amount ($)
A$/US$
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 50,000 20,000 70,000
A$/US$                      A$0.75 A$0.74 A$0.75
BRAZILIAN REAL (000)
Forward contracts Amount ($) 12,000 24,000 4,000 40,000
US$/BRL BRL2.94 BRL3.18 BRL3.31 BRL3.12
Put options purchased Amount ($)
US$/BRL
Put options sold Amount ($)
US$/BRL
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 10,000 20,000 30,000
US$/BRL BRL3.03 BRL3.29 BRL3.20

Recent developments

Announcements:

On January 27, 2005, AngloGold Ashanti announced that the board of directors had approved a
$121 million expansion project at the Company’s Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from 190,000 ounces per year to 250,000 ounces per year at an estimated cost of $169 per ounce over the life of the project and would extend the life of mine profile by six years to 2019.

On January 27, 2005, AngloGold Ashanti announced that it had signed a new three-year, $700 million revolving credit facility, replacing the $600 million facility which matured in February 2005. The new facility has reduced the group’s cost of borrowings from 70 basis points over LIBOR to 40 basis points.

On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold’s North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North
West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million ($1 million).

On April 28, 2005, the Company announced that agreement had been reached with Trans-Siberian
Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on
June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May
27, 2005 and AngloGold Ashanti’s initial 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the
Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent
Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before
December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent Gold Limited.

On March 17, 2005, it was announced that with effect from May 1, 2005, Mr R Carvalho Silva and
Mr N F Nicolau would be appointed executive directors to the board of AngloGold Ashanti. At the same time, Mr J G Best indicated that he would be retiring from the board and that Mr S Venkatakrishnan would be appointed to the board with effect from August 1, 2005.

On June 1, 2005, AngloGold Ashanti noted the publication of the report issued by the Human Rights
Watch in which it was alleged that AngloGold Ashanti had provided funding to rebel militia in the
Democratic Republic of Congo, as well as logistical and medical support. AngloGold Ashanti acknowledged that certain payments were extorted from on-site personnel under duress by the militia.
A high level review of the accusations was carried out to consider the Company’s exploration activities in that country and on June 21, 2005, the Company announced that it would continue with its exploration activities, but would closely monitor the situation in the region.

On June 21, 2005, Dr S E Jonah indicated that he wished to move to a non-executive role on the board of AngloGold Ashanti, with effect from July 31, 2005. He will retain the title of President.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million
($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of
Aflease shares.

On July 27, 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On August 2, 2005 AngloGold Ashanti announced that the Company had received notification from the
Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the Company committed itself to achieving the Mining Charter’s goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years;
participating in local economic development programs in the areas where it operates and from which it draws its labor; and meeting the Charter’s empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the Company’s committed to the development of an Employee Share Ownership Program, with a value equivalent to approximately 6 percent of the South African assets.

On August 11, 2005 AngloGold Ashanti announced the end of the South African gold mining industry’s wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective July 1, 2005.

On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.

Retiring Chief Financial Officer

After serving more than 30 years with AngloGold Ashanti and the Anglo American and De Beers companies, CFO Jonathan Best retired at the end of July 2005. He was succeeded by Srinivasan
Venkatakrishnan, previously deputy CFO, whose professional history includes a senior position with
Deloitte and Touche in London, as well as the role of Finance Director of Ashanti from 2000, during which period he led the financial restructuring of the company.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets, "Operating review – Outlook" and “Recent developments” regarding the future operating performance and “Liquidity and capital resources”
regarding sources of financing of future debt repayments are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–
looking statements, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended
December 31, 2004 which was filed with the United States Securities and Exchange Commission
(SEC) on July 14, 2005. These statements speak only as of the date they are given. AngloGold
Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 30, 2005
By:  /s/ C R BULL
_
Name: C R Bull
Title: Company Secretary